DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Drew M. Valentine, Esq. drew.valentine@us.dlapiper.com T 512.457.7019 F 512.721.2274

August 22, 2022

Via Edgar

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christina Chalk

Re:	QIWI PLC
Amended Schedule TO-T filed August 17, 2022
SEC File No. 005-87446

Dear Ms. Chalk:

On behalf of our clients, Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, we wanted to express our gratitude for you discussing with us via telephone the comment letter dated August 19, 2022 (the “Comment Letter”), regarding the Amended Schedule TO-T filed August 17, 2022 (File No. 005-87446), by Sergey Solonin and the Offeror.  We are submitting this correspondence on behalf of the Offeror and Mr. Solonin on a supplemental basis, to provide the proposals of Mr. Solonin and the Offeror in responding to your comments.

Division of Corporation Finance

August 22, 2022

In addressing your comments 1 and 2 in the Comment Letter, the bidders propose further amending the Schedule TO-T (the “Proposed Amendment”) to include additional disclosure to identify the source of the additional funds needed to purchase tendered Shares and provide the unaudited balance sheets as of June 30, 2022 and December 31, 2021 of the Offeror. As a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin, the bidders would include disclosure that no audited financial statements are available because the Offeror has never prepared audited financial statements. The bidders believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the tender offer. Further, the Offeror is a holding company of Mr. Solonin’s with no revenue, and therefore the bidders believe income statements for any annual or quarterly period, whether audited or unaudited, would not be beneficial to the decision to tender by holders.

For your convenience, the Offeror and Mr. Solonin plan to revise the first paragraph of Item 10(a) of the Proposed Amendment as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

(a) The Offeror is the entity that will accept the Shares or Shares represented by ADSs for purchase in the Offer and pay the Purchase Price. The Offeror is a holding company of Mr. Solonin ~~with no revenue and marginal assets~~ whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin. As of August 5, 2022, the Offeror had deposited $20,000,000 in cash ~~and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited~~ with the Depositary for payment upon completion of the Offer. Prior to the Expiration Time, Mr. Solonin will contribute additional funds to the Offeror for the purposes of paying the Purchase Price and related fees and expenses of the Offer. See Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference, for an unaudited balance sheet of the Offeror, and Section 16 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference, for an estimate of the fees and expenses. The balance sheet of the Offeror contained in Section 9 of the Offeror to Purchase is not audited because the Offeror has never prepared audited financial statements given its status as a wholly owned holding company of Mr. Solonin and because audited financial statements are not required under its jurisdiction of incorporation, the Marshall Islands. Accordingly, audited financial statements are not available. The Offeror and Mr. Solonin believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the Offer. This balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Division of Corporation Finance

August 22, 2022

Further, the Offeror and Mr. Solonin plan to revise the second paragraph of “THE OFFER - 9. Source and Amount of Funds” of the Offer to Purchase as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

The Offeror is a holding company of Mr. Solonin with no revenue and marginal assets, other than the contributions of, and loans from, Mr. Solonin. ~~As of August 5, 2022, the Offeror had $20,000,000 in cash and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited with the Depositary for payment upon completion of the Offer.~~ The balance sheet data of the Offeror as of December 31, 2021 and June 30, 2022 set forth below is not audited. The Offeror has never prepared audited financial statements given its status as a wholly owned holding company of Mr. Solonin and because audited financial statements are not required under its jurisdiction of incorporation, the Marshall Islands. Accordingly, audited financial statements are not available. The Offeror and Mr. Solonin believe that the cost of conducting an audit for a holding company of Mr. Solonin’s whose assets and liabilities are primarily made up of the contributions of, and loans from, Mr. Solonin would be far greater than the benefit provided to potential investors and therefor an unreasonable cost and expense to be incurred by the bidders in connection with the Offer. This balance sheet data below has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Unaudited Balance Sheet	As of
Dalliance Services Company	June 30,	December 31,
(Amounts in U.S. Dollars)	2022	2021
ASSETS
Non-current assets
Investments in subsidiaries	1,027,500	1,007,500
Advances to suppliers	0	0
Long-term accounts receivable	0	0
	1,027,500	1,007,500
current assets
Shareholders contributions to the share capital (debt)	500	500
Bank and cash	17,398,865	17,519,962
	17,399,365	17,520,462
Total assets	18,426,865	18,527,962

EQUITY AND LIABILITIES
Capital
Share capital	500	500
Retained earnings (loss)	1,886,876	1,987,973
Total equity	1,887,376	1,988,473

Long-term liabilities
Borrowed funds	16,539,489	16,539,489
	16,539,489	16,539,489
Short-term liabilities
Settlements with suppliers and other accounts payable	0	0
bank debt	0	0
Advances from buyers
Borrowings	0	0
	0	0
Total liabilities	16,539,489	16,539,489
Total equity and liabilities	18,426,865	18,527,962

Finally, in addressing how the financial information of Mr. Solonin and the Offeror would be disseminated, the Offeror and Mr. Solonin propose the issuance of a press release concurrently with the filing of the Proposed Amendment, in which the section “THE OFFER - 9. Source and Amount of Funds” of the Offer to Purchase (as revised by the Proposed Amendment), including the financial information of the Offeror and Mr. Solonin, would be reproduced in its entirety.

* * * *

Division of Corporation Finance

August 22, 2022

We, the Offeror and Mr. Solonin appreciate the Staff’s attention to this letter. Please do not hesitate to contact me at (512) 457-7019 or Drew.Valentine@us.dlapiper.com, or in my absence J.A. Glaccum at (713) 425-8411 or J.A.Glaccum@us.dlapiper.com if you have any questions regarding this letter Proposed Amendment.

Very truly yours,

/s/ Drew M. Valentine
Drew M. Valentine, Esq.

cc:	Mr. Sergey Solonin
Natallia Makarava (Director, Dalliance Services Company)
Curtis L. Mo, Esq. (DLA Piper LLP (US))
J.A. Glaccum, Esq. (DLA Piper LLP (US))